                        THIS REPORT HAS BEEN FILED WITH
                    THE SECURITIES AND EXCHANGE COMMISSION
                                   VIA EDGAR
 -----------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549
 -----------------------------------------------------------------------------
                                    FORM 4
                 Statement of Changes in Beneficial Ownership

[      ]  Check this box if no longer subject to Section 16.  Form 4 or Form 5
obligations  may  continue.    See  Instructions  1(b)

Filed  pursuant  to  Section  16(a)  of  the  Securities Exchange Act of 1934,
Section  17(a) of the Public Utility Holding Company Act of 1935 or Section 30
(f)  of  the  Investment  Company  Act  of  1940.

                       Commission File Number 000-20841

               U G L Y   D U C K L I N G   C O R P O R A T I O N
            (Exact name of registrant as specified in its charter)

            Delaware                                           86-0721358
 (State  or  other  jurisdiction  of                        (I.R.S.  employer
incorporation  or  organization)                           identification no.)

                                      2525 E. Camelback Road,
                                               Suite 1150
                                   Phoenix, Arizona          85016

                    (Address of principal executive offices) (Zip Code) Registrant's telephone number, including area code: (602) 852-6600

1.    Name  and  Address  of  Reporting  Person*:
                                         ADDINK,  DONALD  L.
                                         2525  E.  Camelback  Blvd.,  Suite 1150
                                         Phoenix,  Arizona      85016

2.    Issuer Name and Ticker or Trading Symbol: UGLY DUCKLING CORPORATION "UGLY"

3.    IRS  or  Social  Security  Number  of  Reporting  Person  (Voluntary):

4.    Statement  for  Month/Year:                                NOVEMBER 1997

5.    If  Amendment,  Date  of  Original  (Month/Year):

6.    Relationship  of  Reporting  Person to Issuer:  OFFICER:  VICE PRESIDENT

7.   Individual or Joint/Group Filing:      FORM FILED BY ONE REPORTING PERSON


                      Table 1 - Non-Derivative Securities Acquired,
                            Disposed of, or Beneficially Owned

                                                           Amount of     Ownership
                                          Securities       Securities      Form:      Nature of
                                          Acquired(A)      Beneficially   Direct(D)    Indirect
Title of      Transaction    Transaction        or            Owned at        or       Beneficial
Security        Date           Code      Disposed of(D)    End of Month  Indirect(I)  Ownership
-----------   -----------  ------------------------------------------------------------------
                             Code  V      Amount  A/D     Price

Common Stock  11/24/97       P@           10,000@ A@      $10@  See below    D
Common Stock   11/4/97       = J          58,000  A =           See below    D
Common Stock   11/4/97       & J           5,000  A &           See below    D
Common Stock  Various                                           78,000       D


*If  the  Form  is  filed  by  more than one Reporting Person, see Instruction
4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


         Table II - Derivative Securities Acquired, Disposed of, or Beneficially
         Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                      Number of
                                            Number of                                                Derivative   Ownership
           Conversion                       Derivative                                               Securities    Form of
               or                           Securities      Date                                       Benefi-    Derivative
            Exercise                         Acquired    Exercisable                                   cially      Security:
Title of    Price of     Trans-     Trans-    (A) or         and                             Price of  Owned        Direct
Derivative Derivative    action     action   Disposed     Expiration  Title and Amount of  Derivative at End of     (D) or
Security    Security      Date       Code     of (D)        Date     Underlying Securities Securities   Month     Indirect(I)
---------- ----------   ---------  --------  --------     ---------- --------------------- ---------- ---------- ------------
OPTION+     +           Unchanged                            +       Common Stock  50,000   +         50,000     D
OPTION#/=   #/=         11/4/97     X =       58,000  D      #/=     Common Stock  58,000   #/=       17,000     D
OPTION++/&  ++/&        11/4/97     X &        5,000  D     ++/&     Common Stock   5,000   ++/&      20,000     D

Nature of
Title of     Indirect
Derivative  Beneficial
Security    Ownership
----------  ----------
            Amount or
            Number of
              Shares
            ----------


Explanation  of  Responses:

+On August 18, 1997, Mr. Addink was granted an option from Ernest C. Garcia II (another UGLY Section 16 Reporting Person) for Mr. Addink to acquire 50,000 shares of Mr. Garcia's UGLY Common Stock at $15.00 per share (approximate closing price of UGLY Common Stock on 8/18/97). Mr. Addink may exercise this option at anytime between The date of option grant through May 31, 2000.

#Effective August 1, 1997 vesting for this option was accelerated to 100% vest as of August 1, 1997. The option were granted under the Ugly Duckling Long-Term Incentive Plan ("Plan") on 6/95 (58,000 shares) and 12/96 (17,000 shares) at an exercise price of $1.72/share and $17.69/share, respectively. Originally, these options had a five year, 20% per year vesting scheduling, beginning one year after the grant date.

++Effective August 1, 1997 vesting for this option was accelerated to 100% vest as of January 15, 1998. The option was granted under the Plan on 6/96 (25,000 shares) at an exercise price of $6.75/share. Originally, this option had a five year, 20% per year vesting scheduling, beginning one year after the grant date.

@These securities were acquired by the Reporting Person on the open market and financed by UGLY under the Issuer's insider stock purchase loan program ("Program"). The Program was approved by the UGLY Board of Directors and provides unsecured loans, using arms-length terms and conditions, to certain senior officers for the purchase of UGLY securities.

=On or about November 4, 1997, Reporting Person exercised options that were granted on 6/95. The exercise price was $1.72 per share.

&On or about November 4, 1997, Reporting Person exercised options that were granted on 6/96. The exercise price was $6.75 per share.

1)  Power-of-attorney is included and made a part of this filing.


/s/ Judith A. Boyle
-------------------------------
Attorney-in-Fact 1)

12/1/97
-------------------------------
Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
Violations.    See  19  U.S.C.  788(a).

POWER OF ATTORNEY


I hereby appoint Steven P. Johnson, Judith A. Boyle and Steven D. Pidgeon, and each of them, attorney-in-fact for me, each with full power of substitution, to prepare, execute and deliver on my behalf reports required to be filed by me pursuant to Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"). Among other things, each attorney-in-fact is authorized to file original reports (either electronically or otherwise), signed by me or on my behalf, on Forms 3, 4 and 5 with the Securities and Exchange Commission, and to provide any necessary copies of such signed forms to The NASDAQ Stock Market and Ugly Duckling Corporation as required by the rules under Section 16 as in effect from time to time.

This power of attorney is effective from the date hereof until June 30, 1998, unless earlier revoked or terminated.


/s/ Donald L. Addink
-------------------------------
Donald L. Addink


Dated:    June 7, 1997